Exhibit 99.(h)(xxv)

Amended and Restated

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of the 25th day of July, 2014, as amended and restated December 7, 2015, September 1, 2016, January 22, 2018, and January 28, 2019, by and between Gotham Asset Management, LLC (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Gotham Absolute 500 Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below (the “Expense Limitation”);

WHEREAS, effective December 7, 2015, the Adviser amended and restated this Agreement to (i) reflect a reduction in the Expense Limitation level from 2.25% of the Fund’s average daily net assets to 1.75% of the Fund’s average daily net assets and (ii) extend the term of the Agreement to January 31, 2019;

WHEREAS, effective September 1, 2016, the Adviser amended and restated this Agreement to reflect a reduction in the Expense Limitation level from 1.75% of the Fund’s average daily net assets to 1.50% of the Fund’s average daily net assets.

WHEREAS, effective January 22, 2018, the Adviser extended the term of this Agreement for an additional one year period to January 31, 2020; and

WHEREAS, effective January 28, 2019, the Adviser wishes to extend the term of this Agreement for an additional one year period to January 31, 2021.

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions, do not exceed (on an annual basis) (a) 2.25%, as a percentage of the Fund’s average daily net assets for the period from the commencement of operations of the Fund through December 6, 2015; (b) 1.75% of the Fund’s average daily net assets for the period from December 7, 2015 through August 31, 2016; and (c) 1.50% of the Fund’s average daily net assets for the period from September 1, 2016 through January 31, 2021

Fee Recovery. The Adviser shall be entitled to recover from the Fund, subject to approval by the Board of Trustees of the Trust, amounts waived or reimbursed by the Adviser with respect to the Fund pursuant to this Agreement for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on January 31, 2021, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Expense Limitation/Reimbursement Agreement to be executed in its name and on its behalf by its duly authorized representative as of January 28, 2019.

Gotham Asset Management, LLC

By:	/s/ Louis LaRocca
Name:	Louis LaRocca
Title:	General Counsel & CCO

FundVantage Trust, on behalf of
Gotham Absolute 500 Fund

By:	/s/ Joel Weiss
Name:	Joel L. Weiss
Title:	President

[Signature Page to Amended and Restated Expense Limitation/Reimbursement Agreement]